6-10-2003

VF 6-5-03

03015812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JUN 03 2003 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 03018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/30/02 (MM/DD/YY) AND ENDING 03/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTEC ERNST & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE BATTERY PARK PLAZA
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SEAN GRAHAM **(212)-898-6447**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
-

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Investec Ernst & Company (the "Company") at and for the year ended March 28, 2003, are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client. The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of The New York Stock Exchange, Inc.

Steven J. Paraggio
Chief Financial Officer
Investec Ernst & Company

John J. Murabito
Chief Executive Officer
Investec Ernst & Company

Notary Public

ANTHONY T. SAGARIA JR.
Notary Public, State of New York
No. 01SA5052540
Qualified in Richmond County
Commission Expires November 27, 2005
5/23/03

STATEMENT OF FINANCIAL CONDITION

Investec Ernst & Company

March 28, 2003
with Report of Independent Auditors

Investec Ernst & Company

Statement of Financial Condition

March 28, 2003

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
Investec Ernst & Company

We have audited the accompanying statement of financial condition of Investec Ernst & Company (the "Company") as of March 28, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investec Ernst & Company at March 28, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

May 29, 2003

Investec Ernst & Company

Statement of Financial Condition

March 28, 2003

Assets		
Cash and cash equivalents		$ 23,646,693
Cash, securities and securities purchased under agreement to resell on deposit with clearing organizations or segregated in compliance with federal and other regulations		10,106,348
Receivables from brokers, dealers and clearing organizations		2,121,476
Receivables from customers		10,140
Securities owned, at market value	$ 10,987,275	
Securities owned, pledged as collateral	998,070	
Total securities owned		11,985,345
Exchange memberships—owned by the Company, at cost (market value $3,680,300)		4,052,000
Fixed assets at cost, less accumulated depreciation and amortization of $6,909,597		1,733,744
Brokerage fees and other receivables		6,514,531
Loans and advances		2,323,668
Other assets		3,181,156
Total assets		$ 65,675,101
Liabilities and stockholder's equity		
Short-term borrowings		$ 2,648,719
Payables to brokers, dealers and clearing organizations		1,601,417
Payables to customers		933,283
Securities sold, not yet purchased, at market value		248,336
Accounts payable		8,088,095
Accrued expenses attributable to discontinued operations		15,260,303
Accrued expenses and other liabilities attributable to continuing operations		5,801,938
		34,582,091
Subordinated liabilities		4,784,177
Stockholder's equity		26,308,833
Total liabilities and stockholder's equity		$ 65,675,101

The accompanying notes are an integral part of these financial statements.

Investec Ernst & Company

Notes to Statement of Financial Condition

March 28, 2003

1. Description of Business

Investec Ernst & Company (the "Company") is an indirect, wholly-owned subsidiary of Investec PLC ("Investec"), a publicly owned specialist banking group with total assets exceeding $23.5 billion. Investec is dually listed on the London and Johannesburg Stock Exchanges.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange Inc., American Stock Exchange Inc., National Association of Securities Dealers Inc., Chicago Board Options Exchange Inc., Chicago Stock Exchange Inc. and other regional exchanges. Its business includes fixed income trading and brokerage activities.

In March 2002, the Company decided to exit the retail client stockbrokerage business. In May 2002, the Company entered into a definitive agreement to sell the assets of the retail client stockbrokerage business to Maxim Partners LLC ("Maxim"), a newly formed broker-dealer owned by former management of the Company's stockbrokerage business. The transaction closed in October 2002 and provides for payments to the Company based on certain revenues of Maxim over five years and the assumption of certain office and equipment leases. In connection with this transaction the Company wrote off goodwill, fixed and other assets, and recorded restructuring charges for lease termination and other contingencies. Net assets receivable from Maxim are $2.9 million at March 28, 2003. Included in "Accrued expenses attributable to discontinued operations" is $1.3 million for legal and other contingent liabilities associated with the exited retail client stockbrokerage business.

In August 2002, the Company sold assets related to its securities clearing business to Fiserv Securities, Inc. ("Fiserv") for $44.0 million. Under terms of a transition services agreement, the Company acted as a contractor on behalf of Fiserv to provide securities clearing services during the transition period beginning in August 2002 and through the date of system conversion to Fiserv, which was substantially completed by February 2003. In connection with this transaction, the Company exited other related businesses, wrote off goodwill, fixed and other assets, and recorded restructuring charges for severance, contract and lease terminations, unoccupied space, and other contingencies. Included in "Accrued expenses attributable to discontinued operations" is $12.8 million for excess office space, severance and other benefits for terminated employees, contractual commitments and other contingent liabilities associated with exiting the securities clearing and related businesses.

1. Description of Business (continued)

In March 2003, the Company sold assets related to its option brokerage business to Compass Execution Services LLC ("Compass"), a newly formed limited liability company owned by former management of the option brokerage business. The transaction provides for payments to the Company based on certain revenues of Compass over two years. In connection with this transaction the Company wrote down fixed and other assets, and recorded restructuring charges for severance and other contingencies. Net assets receivable from Compass are $350,000 at March 28, 2003. Included in "Accrued expenses attributable to discontinued operations" is $1.2 million for excess office space and other contingent liabilities associated with the exited option brokerage business.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Proprietary securities transactions are recorded on a settlement date basis. These transactions generally settle on the third business day following the transaction date. Recording proprietary securities transactions on the statement of financial condition on a trade date basis would not result in a material difference.

Securities owned and securities sold, not yet purchased are for trading purposes and reported in the statement of financial condition at market value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations. Unrealized changes in market value are recognized in firm trading revenues in the period in which the change occurs.

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease. As further described in Note 1, the Company wrote off $6.8 million of fixed assets and leasehold improvements during the year ended March 28, 2003.

2. Summary of Significant Accounting Policies (continued)

The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. As further described in Note 1, the Company wrote off $24.5 million of goodwill and other intangibles during the year ended March 28, 2003.

The Company accounts for its disposal of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes the criteria for determining whether disposals meet the criteria for classification as discontinued operations. The Company accounted for the sale of its retail client stock brokerage, option brokerage and securities clearing businesses in accordance with SFAS No. 144.

The Company accounts for the costs relating to the disposal transactions in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." EITF 94-3 establishes the criteria for recognizing costs associated with disposal activities. The Company accounted for the costs related to the sale of its retail and option brokerage and securities clearing and execution businesses in accordance with EITF 94-3.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

The carrying amounts of the Company's cash and cash equivalents, short-term borrowings, accrued expenses and other liabilities, and receivables from and payables to customers, brokers, dealers, and clearing organizations approximate their fair market values due to their short-term nature. The carrying amounts of subordinated liabilities approximate fair value since the interest rates on such instruments are comparable to current borrowing rates for similar instruments.

2. Summary of Significant Accounting Policies (continued)

Securities purchased under agreement to resell are accounted for as collateralized financing transactions and are recorded at their contractual amounts. The Company enters into these agreements in order to invest its reserve requirements computed in accordance with Securities and Exchange Commission Rule 15c3-3. The securites purchased under agreement to resell are maintained outside the control of the counterparty institution and have a market value in excess of the original principal amount loaned. The Company monitors the fair value of the securities. Should the fair value of the securities decline below the principal amount loaned, plus accrued interest, additional collateral is requested as deemed appropriate.

The Company accounts for certain transfers of financial assets and collateral in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 establishes the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures pertaining to recognition and reclassification of collateral pledged to creditors and securitization transactions.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The Company had receivables from and payables to brokers, dealers and clearing organizations relating to the following at March 28, 2003:

Receivables:	
Securities failed to deliver	$ 115,250
Securities borrowed	110,147
Clearing organizations	189,770
Other	1,706,309
	$ 2,121,476
Payables:	
Securities failed to receive	$ 1,491,675
Securities loaned	2,862
Clearing organizations	106,880
	$ 1,601,417

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations (continued)

Securities failed to deliver and receive as well as receivables from and payables to clearing organizations represent the contract value of securities that have not been delivered or received subsequent to settlement date. Securities borrowed and loaned represent deposits made to or received from other broker-dealers in connection with the Company's stock lending and borrowing activities.

With respect to securities borrowed and loaned, the Company extends or receives collateral in an amount generally in excess of the market value of securities borrowed or loaned. In connection with the Company's securities borrowing business, the Company obtained securities as collateral on terms which permit it to repledge or resell the securities to others. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

4. Receivables from and Payables to Customers

Receivables from and payables to customers represent amounts due on cash and margin transactions. Included in these amounts are receivables from and payables to correspondent brokers, primarily relating to their trading and commission activity. Securities owned by customers and correspondents are held as collateral for those receivables. Such collateral is not reflected in the accompanying statement of financial condition.

5. Securities Owned and Securities Sold, Not Yet Purchased

At March 28, 2003, securities owned (including those pledged as collateral) and securities sold not yet purchased, consist of the following, at market value:

	Owned	Sold, Not Yet Purchased
U.S. Government obligations	$ 10,979,493	$ –
Corporate obligations	995,688	245,619
Stocks and warrants	10,164	2,717
	$ 11,985,345	$ 248,336

Securities owned, pledged as collateral represent proprietary positions which have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others. Included in U.S. Government obligations at March 28, 2003 are securities pledged as deposits to clearing organizations of approximately $1.0 million.

6. Short-term Borrowings

Short-term borrowings represent amounts due on demand and are unsecured borrowings used for general corporate purposes. These borrowings bear interest at a variable rate which was 4.25% at March 28, 2003.

7. Subordinated Liabilities

The 10% Subordinate Convertible Debenture is held by Investec and is convertible into common shares at the option of the holder. Interest is payable quarterly until maturity on November 1, 2003.

This liability is subordinated to the claims of general creditors and qualifies for inclusion as net capital under Rule 15c3-1 of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

8. Income Taxes

As of March 28, 2003 the aggregate deferred tax assets amounted to $10.9 million. A full valuation allowance has been set up on the deferred tax assets as it has been determined that it is more likely than not that the Company will be unable to utilize these assets. The temporary differences that give rise to deferred tax assets and liabilities at March 28, 2003 are as follows:

Accrued liabilities	$ 8,011,000
Furniture, equipment and leasehold improvements	2,451,000
Other, net	454,000
Total net deferred tax assets before valuation allowance	10,916,000
Less: valuation allowance	(10,916,000)
Total net deferred tax assets after valuation allowance	$ –

The Company's effective tax rate differs from the U.S. federal income tax rate primarily as a result of the effects of establishing reserves for a valuation allowance against deferred tax assets, the write off of goodwill, restructuring charges, and accruals which are not deductible for tax purposes, and state and local taxes.

9. Commitments and Contingencies

The Company is a defendant in lawsuits and other actions incidental to its businesses. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition.

The Company leases its office space and certain equipment under non-cancelable operating leases expiring at various dates through 2010. "Accrued expenses attributable to discontinued operations" includes $8.2 million for future lease payments at March 28, 2003.

Future minimum payments and receipts (excluding expense escalation clauses) under the leases and subleases, respectively, for the years ended March 31, are as follows:

Fiscal Year Ending March 31	Minimum Lease Payments	Minimum Sub-Lease Receipts
2004	$ 5,290,000	$ 2,076,000
2005	4,457,000	1,543,000
2006	4,292,000	1,567,000
2007	4,381,000	1,686,000
2008	4,358,000	1,686,000
2009 and thereafter	10,962,000	4,776,000
Total	$ 33,740,000	$ 13,334,000

The Company may terminate one of its leases for office space at its option in May 2005 at a cost of $3.8 million, which would reduce minimum lease payments in subsequent years by $7.5 million.

10. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

10. Employee Benefit Plans (continued)

Certain executives and employees participate in an Investec arrangement that allows them to invest in a Trust that in turn invests in Investec related financial instruments on a leveraged basis. Contributions to the Trust are made solely by the participating employees and accordingly, the Company has not recorded any compensation expense related to this arrangement.

11. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which specifies uniform minimum net capital requirements for its registrants.

The Company has elected the "alternative net capital requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in accordance with the formula for determination of reserve requirements for brokers and dealers (Rule 15c3-3). At March 28, 2003, the Company had net capital of $13.4 million which exceeded minimum capital requirements by $13.1 million.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for correspondent firms to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At March 28, 2003, the Company had a reserve requirement of $407,000 in relation to the PAIB calculation, and $4.0 million of qualified securities or cash on deposit in a Special Reserve Bank Account for PAIB.

12. Transactions with Related Parties

Included in brokerage fees and other receivables and accounts payable is approximately $4.8 million and $6.4 million, respectively, at March 28, 2003, which represent intercompany balances with affiliates.

13. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

Subsequent to the sale of assets related to its securities clearing business, the Company ceased providing securities clearing services to customers and correspondents. However, the Company continued to maintain residual customer and correspondent receivable and payable balances at March 28, 2003. As a result, the Company continued to compute a reserve requirement for customers and proprietary accounts of introducing broker-dealers in accordance with Rule 15c3-3. The Company expects that all residual customer and correspondent receivable and payable balances will be transferred to another broker-dealer or liquidated as it converts from a clearing to an introducing broker-dealer.

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records customer securities transactions on a settlement date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at a future date and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client for the purchase of securities, using the securities purchased and/or other securities in the client's account as collateral for amounts loaned. Receivables from customers are substantially collateralized by customer securities. Amounts

13. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

loaned are limited by margin regulations of various U.S. regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

The Company's financing and securities lending activities require the Company to pledge securities as collateral for various financing sources such as bank loans and securities loaned. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company periodically purchases securities under agreements to resell. Collateral for the securities purchased under agreements to resell is maintained at a custodian bank. The Company monitors the market value of the assets acquired consisting of U.S. Government securities to ensure their adequacy as compared to the amount at which the securities will be resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.